Exhibit 99.4

Notice of Ballard Power Systems Inc.’s Annual Meeting of Shareholders and Notice of Availability of Meeting Materials

NOTICE AND ACCESS

This year, as permitted by the Canadian Securities Administrators we are using “Notice and Access” to deliver our Management Proxy Circular to our shareholders for our Annual Meeting (the “Meeting”). We are also using “Notice and Access” to deliver our annual consolidated financial statements (“Financial Statements”) to registered and beneficial shareholders.

This means that instead of receiving a paper copy of the Management Proxy Circular, you are receiving this notice, which provides information on how to access the Meeting materials online. You will also find below information on how to request paper copies of the Meeting materials, if you prefer.

Notice and Access allows us to reduce our printing and mailing costs and is consistent with our sustainability strategy.

You will find enclosed with this notice, a form of proxy or voting instruction form, enabling you to vote at our Meeting.

SHAREHOLDERS ARE INVITED TO ATTEND OUR ANNUAL MEETING:

WHEN: Wednesday, June 4, 2025

             1:00 p.m. PDT

WHERE: Virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting: www.virtualshareholdermeeting.com/BLDP2025

SHAREHOLDERS ARE ENCOURAGED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

BUSINESS OF THE MEETING

1.	To receive our audited financial statements for the financial year ended December 31, 2024, and the report of our auditors thereon;
2.	To elect our directors for the ensuing year;
3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;
4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting Ballard’s approach to executive compensation; and
5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Annual Financial Statements will be delivered only to Registered and Beneficial holders who opted to receive one.

THE MANAGEMENT PROXY CIRCULAR AND OTHER RELEVANT MATERIALS ARE AVAILABLE AT:

www.ballard.com/investor-hub or on SEDAR at www.sedarplus.ca

VOTING

Registered and Beneficial Shareholders are asked to return their completed proxies or voting instruction forms to Broadridge Investor Communications Corporation, or exercise their vote by the voting deadline, June 2, 2025 at 5:00 p.m. PDT. Please refer to your proxy or voting instruction form for detailed instructions on how to vote. Please note – you cannot vote by returning this notice.

Internet:	www.proxyvote.com

Telephone:	Canada 1-800-474-7493 (English) or 1-800-474-7501 (French) US 1-800-454-8683

Mail:	By using the enclosed Business Reply Envelope provided or mail to: Data Tabulation P.O. Box 3700, STN. Industrial Park Markham, ON, L3R 9Z9

REQUESTING A PAPER COPY OF THE MANAGEMENT PROXY CIRCULAR

Upon request received at any time prior to or up to one year following the date of filing of the Management Proxy Circular, we will send you a paper copy of the Management Proxy Circular at no cost to you.

If you request it before the date of the meeting, the Management Proxy Circular will be sent to you within three business days of receiving your request. To receive the Management Proxy Circular before the voting deadline and the date of the meeting, we estimate that your request must be received no later than 5:00 p.m. PDT on May 21, 2025. Please note that you will not receive another form of proxy or voting instruction form, in order to exercise your voting rights please keep the one you received with this notice. If you request it on the date of the meeting or in the year following the filing of the Management Proxy Circular, it will be sent to you within 10 calendar days of receiving your request.

Registered Shareholders and Beneficial (Non-Registered) Shareholders: Shareholders may request to receive paper copies of the proxy materials in connection with the Meeting, at no cost, at www.proxyvote.com, or by calling 1-877-907-7643 and entering the provided 16-digit control number, up to the date of the Meeting or any adjournment thereof.

Shareholders who would like more information about Notice and Access may contact Broadridge Investor Communications Corporation toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) or, if dialing from outside North America 303-562-9305 (English) or 303-562-9306 (French), or by email at noticeandaccess@broadridge.com.